UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Surgery Partners, Inc.

(Name of Issuer)

Common Stock, $0.01

par value per share

(Title of Class of Securities)

86881A 100

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86881A100	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons BCPE Seminole Holdings LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF – Affiliate (of reporting person)
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 48,507,029 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 48,507,029 Shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 48,507,029 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 59.8%
14.	Type of Reporting Person PN

CUSIP No. 86881A100	13D	Page 3 of 5 Pages

This Amendment No. 2 to Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Surgery Partners, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by BCPE Seminole Holdings LP, a Delaware limited partnership (“Holdings” or the “Reporting Person”), on September 8, 2017, as amended by Amendment No. 1 filed on December 15, 2017 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Statement”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement and unless amended and restated hereby, all information in the Initial Statement remains in effect, as supplemented hereby.

On February 1, 2021, the Issuer completed a public offering pursuant to which the Issuer sold 8,625,000 shares of Common Stock (the “February 2021 Offering”). The Reporting Person did not participate in the February 2021 Offering. As a result of the February 2021 Offering, the Issuer’s total number of outstanding shares of Common Stock increased to 59,086,706 and the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own was reduced by more than one percent.

Item 4.	Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

February 2021 Lock-up Agreement

In connection with the February 2021 Offering, the Reporting Person entered into a lock-up agreement (the “February 2021 Lock-up Agreement”) with the representatives of the several underwriters. Pursuant to the February 2021 Lock-up Agreement, the Reporting Person agreed, subject to certain exceptions, not to sell or otherwise transfer any Common Stock or securities convertible into, exchangeable for or exercisable for Common Stock, for 60 days after the date of the prospectus supplement relating to the February 2021 Offering without the prior consent of the representatives.

The foregoing summary of the February 2021 Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the February 2021 Lock-up Agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in or incorporated by reference in Items 2, 3 and 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.

(a) – (b)

As of the date hereof, the Reporting Person beneficially owns 48,507,029 shares of Common Stock (assuming conversion of all 310,000 shares of Series A Preferred Stock on such date into 22,051,378 shares of Common Stock), representing approximately 59.8% of the issued and outstanding Common Stock.

Ownership percentages set forth in this Statement are based upon a total of 50,461,706 shares of Common Stock issued and outstanding as of January 21, 2021, as reported by the Issuer in the prospectus supplement relating to the February 2021 Offering, filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act on January 29, 2021, after giving effect to the issuance of the 8,625,000 shares in the February 2021 Offering and the assumed conversion on the date hereof of all 310,000 shares of Series A Preferred Stock held by the Reporting Person into 22,051,378 shares of Common Stock.

Voting and dispositive power with respect to the securities reported herein is exercised by Seminole GP. Seminole GP is controlled by its sole member, BCI. The governance, investment strategy and decision making process with respect to the investments held by the Reporting Person is directed by BCI’s Global Private Equity Board. As a result, BCI may be deemed to share voting and dispositive power with respect to all of the securities held by the Reporting Person.

(c)	Except as described in this Schedule 13D, neither the Reporting Person nor, to the Reporting Person’s knowledge (i) any executive officer or director of the Reporting Person; (ii) any person controlling of such Reporting Person; or (iii) any executive officer or director of any corporation or other person ultimately in control of the Reporting Person, has effected any transactions in the Common Stock during the last sixty days.

CUSIP No. 86881A100	13D	Page 4 of 5 Pages

(d)	Except as stated within this Item 5, to the knowledge of the Reporting Person, only the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Series A Preferred Stock and Common Stock of the Issuer reported by the Schedule 13D.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Initial Statement is hereby amended and supplemented to add the following:

Exhibit 5	Form of February 2021 Lock-up Agreement (incorporated by reference to Annex I to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 29, 2021)

CUSIP No. 86881A100	13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021	BCPE Seminole Holdings LP

By: Bain Capital Investors, LLC its General Partner

	By:	/s/ T. Devin O’Reilly
Name: T. Devin O’Reilly Title: Managing Director